GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS
1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

siglover@gibsondunn.com

July 20, 2007

(202) 955-8593C 26499-00003

(202) 530-9598

Peggy Fisher
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Ener1, Inc.
Registration Statement on Form SB-2
File No.: 333-143492

Dear Ms. Fisher:

On behalf of Ener1, Inc. ("Ener1" or the "Company"), this responds to your letter dated July 3, 2007, regarding your comments on the Registration Statement on Form SB-2 (the "Registration Statement") filed on June 4, 2007. The Company would appreciate the opportunity to discuss the first comment and response with you before filing an amendment to the Registration Statement to incorporate the changes discussed below.

Selling Shareholders, page 16

Comment 1

We note that you have registered more than 48 million shares for resale by Ener1 Group in prior registration statements. We also note that Enable Growth Partners and Enable Opportunity Partners will acquire, upon exercise of the warrants and conversion of the debenture, the shares being registered for resale from Ener1 Group, your controlling shareholder. Given these circumstance regarding the acquisition of shares being registered for resale by Enable Growth Partners and Enable Opportunity Partners, and Ener1 Group's obligation to invest in your company $1.6 million of the proceeds from the private placement, this transaction appears to be an offering "by or on behalf of the issuer" for purposes of Rule 415(a)(4).  Since you are not eligible to conduct a primary at-the-market offering pursuant to Rule 415(a)(1)(x), please revise your registration statement to price the common stock offered for resale by these selling stockholders and to disclose that they will sell your shares at the fixed price for the duration of the offering. The prospectus should clarify that these selling stockholders and Ener1 Group are underwriters of the securities Enable Growth Partners and Enable Opportunity Partners are offering.

Peggy Fisher
July 20, 2007

Response 1

Each of Ener1, Ener1 Group, Enable Growth Partners and Enable Opportunity Partners respectfully submit that the offering by the two Enable funds (together, "Enable") of shares of Ener1, Inc. common stock that Enable may acquire from Ener1 Group upon conversion of the debenture and exercise of the warrants is not an offering by or on behalf of Ener1.

The Company is aware of guidance issued by the Commission staff that registered resale offerings may under certain circumstances be considered indirect primary offerings. However, the transaction being registered under the Registration Statement is the bona fide resale of securities acquired in a bona fide private placement and not a "sham" to conduct a public offering on behalf of the Company.

The Company believes that there are several factors that support the conclusion that the two Enable funds listed as selling stockholders in the Registration Statement (together, "Enable") are not acting as a conduit for the issuer:

The number of shares to be offered by Enable does not exceed one-third of Ener1's public float. The number of shares held by non-affiliates immediately prior to the sale by Ener1 Group of the debentures and warrants to Enable was 69,445,834; the number of shares to be offered by Enable is 12,816,000.

The securities being registered for resale were acquired by Enable from Ener1 Group in a private transaction not involving any public offering. The two Enable funds are the only parties to whom securities were offered and sold in this private placement. Neither Ener1 nor Ener1 Group conducted any general solicitation in connection with this transaction. Enable represented to the Company and Ener1 Group in the purchase agreement that it purchased the debentures and warrants in the ordinary course of its business and has no plans or agreements to distribute such securities.

Peggy Fisher
July 20, 2007

The registration rights negotiated by Ener1 and Enable with respect to the underlying shares are typical of the rights granted to investors that seek some liquidity for shares purchased in a private placement.

Enable has no commitment or obligation to offer any shares to the public at any time on behalf of Ener1 or Ener1 Group. Neither Ener1 nor Ener1 Group have any rights to receive any additional compensation from Enable if Enable disposes of any of the underlying shares.

Enable has confirmed to the Company that it is not a registered broker-dealer and it is not in the business of underwriting securities.

The only agreements, arrangements or understandings among Enable, Ener1 and Ener1 Group with respect to the common stock underlying the debentures and warrants are set forth in the Securities Purchase Agreement and the Registration Rights Agreement, as well as the debentures and warrants themselves. There have been no previous, or subsequent transactions between Enable on the one hand and Ener1 or Ener1 Group on the other hand.

The Company does not believe that the offering registered under the Registration Statement should raise the concerns associated with offerings of "extreme convertible securities," such as whether the offering was registered on a form that the issuer is eligible to use. The Registration Statement is filed on Form SB-2, which requires fulsome disclosure about the issuer to be included in the form, unlike Form S-3, which allows issuers to incorporate a great deal of information by reference to other filings.

It is not clear why the facts that the Company registered the resale of securities by Ener1 Group, that Ener1 Group is currently the record holder of the shares underlying the debentures and warrants held by Enable and that Ener1 Group was required to invest $1.6 million of the proceeds from the private placement to Enable lead to the conclusion that the offering by Enable described in the Registration Statement is an offering "by or on behalf of the issuer."

The debentures were issued to Enable by Ener1 Group and not by Ener1 because Ener1 is subject to contractual restrictions that prevent it from issuing additional debt. The sale by Ener1 Group of the debentures to Enable was a bona fide private placement. Ener1, in which Ener1 Group invested a portion of the proceeds from the sale of the debentures, is now seeking to register the bona fide resale by Enable of the common stock underlying the debentures.

Ener1 has previously registered the sale of shares of common stock held by Ener1 Group on three registration statements. Ener1 Group sold a total of 8,220,000 shares, less than two percent of the total number of common shares currently outstanding, pursuant to these registration statements. The prospectuses included in these registration statements no longer met the requirements of Section 10(a) of the Securities Act of 1933 and the Company informed Ener1 Group that the registration statements were no longer available for the resale of any securities thereunder. The Company has filed post-effective amendments to these registration statements to remove from registration all of the securities that remained unsold.

Peggy Fisher
July 20, 2007

For the reasons set forth above, each of Ener1, Ener1 Group and Enable respectfully submit that the offering by Enable of shares of Ener1 common stock is not an offering by or on behalf of Ener1.

Comment 2

Please revise your disclosure to describe in greater detail the terms of the notes issued to Enable Growth Partners and Enable Opportunity Partners.  Tell us where you have filed these notes as exhibits.

Response 2

The Company will include additional detail describing the terms of the notes issued to Enable in the next amendment to the Registration Statement. This disclosure will include a description of any terms of the debentures that would be material to an investor in the Company’s common stock. Specifically, the Company intends to disclose the following information about the debentures:

The debentures were issued on May 11, 2007 and will mature on May 11, 2008. Ener1 Group may redeem all or a portion of the debentures at any time at a redemption price equal to the principal amount of the debentures plus accrued and unpaid interest and any other amounts then due with respect to the debentures. The principal amount of the debentures bears interest at the rate of 10% per annum, payable quarterly. Overdue accrued and unpaid interest will bear interest at a rate equal to the lesser of 18% per annum or the maximum rate permitted by applicable law. Ener1 Group may elect to pay all or a portion of the interest in shares of Company common stock if certain conditions are satisfied, such as: the absence of an event of default, the common stock is eligible for trading on a securities exchange or the OTC Bulletin Board, a registration statement covering the resale of common stock deliverable under the debenture has been declared effective and the average daily trading volume for the common stock during the prior 20 trading days exceeds $50,000 after removing from such calculation the highest and the lowest daily trading volumes occurring during such period.

The debentures are exchangeable, in whole or in part, at any time, for shares of Company common stock held by Ener1 Group at an initial exchange price of $0.25; provided that the debentures are not exchangeable for Company common stock to the extent that after giving effect to the exchange, the holder of the debentures and its affiliates would beneficially own more than 4.99% of the outstanding Company common stock. The exchange price may be adjusted upon certain events, including sales of common stock by the Company or Ener1 Group at a price lower than the exchange price, in which event the exchange price will be adjusted to equal such lower price.

Peggy Fisher
July 20, 2007

Ener1 Group agreed that it would not, and would not allow the Company to, take certain actions while the debentures were outstanding, including: incurring debt that is not expressly subordinated to the debentures; placing liens on its assets, other than specified permitted liens; amend its organizational documents in any manner that materially and adversely affects the holder of the debentures; repurchase or otherwise acquire more than a de minimis number of shares of its common stock, with certain specified exceptions; pay cash dividends or distributions on any equity securities; or enter into any transaction with any affiliate unless such transaction is made on an arm’s-length basis and approved by a majority of the disinterested directors of the Company.

Because the Company is not a party to the debentures, the Company is not required to file the debentures as exhibits to the Registration Statement under Item 601 of Regulation S-B.

Comment 3

Revise to disclose whether you have received the portion of the proceeds from the private placement that Ener1 Group is obligated to pay you. If you have not received this payment yet, please disclose when you have the right to receive it.

Response 3

The Company intends to revise the Registration Statement to disclose that it has received from Ener1 Group the portion of the proceeds from the private placement that Ener1 Group was obligated to pay to Ener1. Specifically, the Company intends to disclose that on May 21, 2007, Ener1 Group invested $1.6 million of the proceeds it received from Enable in the Company by exercising warrants to purchase 6.4 million shares of common stock of the Company with an exercise price of $0.25 per share.

Exhibits

Exhibit 4.29

Comment 4

We note the fifth paragraph on the first page of the agreement which indicates that the shares of stock transferable upon exchange of the debentures and upon exercise of the warrants are currently registered for resale by Ener1 Group to the investors. Please tell us on which registration statement you have registered these shares.

Peggy Fisher
July 20, 2007

Response 4

The statement in the fifth paragraph on the first page of the agreement that the shares of common stock transferable upon exchange of the debentures and upon exercise of the warrants are currently registered for resale by Ener1 Group to Enable was an oversight. The sale of the debentures, warrants and underlying common stock by Ener1 Group to Enable was a private placement not involving any public offering. The transaction registered under the Registration Statement is the resale by Enable of such underlying common stock.

Comment 5

Please file all agreements in their entirety. We note, for example, the reference to Exhibit D in section 2.2 of this agreement.

Response 5

The Company will file Exhibit D to the agreement with the next amendment to the Registration Statement and otherwise comply with the filing requirements of Item 601 of Regulation S-B.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 8A: Controls and Procedures, page 78

Comment 6

We note your statement that the chief executive officer and chief financial  officer have concluded that the company's disclosure controls and procedures "may be considered not effective." Given the usage of the word "may," it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure in future filings to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. Additionally, as part of your response, please represent to us the definitive conclusions reached by your chief executive officer and your chief financial officer. Please also apply this comment to your Form 10-QSB filed May 15, 2007, and provide us with similar representations for this quarterly period.

Response 6

The Company will ensure that its future filings state in clear and unqualified language the conclusions reached by its chief executive officer and chief financial officer on the effectiveness of the Company's disclosure controls and procedures. The Company hereby represents that its chief executive officer and chief financial officer concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2006 and as of March 31, 2007.

* * *

Peggy Fisher
July 20, 2007

As noted above, the Company would appreciate the opportunity to discuss these comments and responses with you before filing an amendment to the Registration Statement, in particular the first comment as it relates to the structure and pricing of the proposed offering.

Very truly yours,

/s/ Stephen I. Glover
Stephen I. Glover

cc:	Curtis Wolfe, Ener1, Inc.
Brian Lane, Gibson Dunn & Crutcher LLP